UBS Global Asset Management                                                                                                                                        UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

April 19, 2010

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Mr. Brion R. Thompson

Re:UBS Relationship Funds (the “Trust”)
File No. 811-9036

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 36 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended (“1940 Act”), on April 30, 2009.  The comments are summarized below, followed by the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

UBS U.S. Equity Alpha Value Relationship Fund

1.Comment.  In describing the Fund’s investments in US companies, the Part A states that US companies include, among other criteria, any company organized outside of the United States but which “(b) has its headquarters or principal location of operations in the United States; . . . or (c) whose primary listing is on a securities exchange or market in the United States.”  Please explain how the use of these criteria would expose the company's assets to the economic fortunes and risks of the United States.

Response.  The Fund believes that a company that has its headquarters or principal location of operations in the United States, but is organized in another country, is exposed to the economic fortunes and risks of the United States because, by virtue of its headquarters or principal location being in the United States, the company is subject to the general economic environment of the United States, including the rise and fall of the company’s revenues and costs associated with changes in U.S. regulation and the transportation, real estate, insurance, employment and consumer markets, among others.  In addition, the Fund believes that a company whose primary listing is on a securities exchange or market in the United States is exposed to the economic fortunes and risks of the United States because that security’s price, as traded in the United States, would rise and fall with economic fortunes and risks of the general market of the United States.  Both of these criteria are consistent with the criteria identified by the SEC in the adopting release for Rule 35d-1 that would suggest that the Fund’s assets are exposed to the economic fortunes and risks of the United States (see footnote 24 of the adopting release).

UBS U.S. Large Cap Select Growth Equity Relationship Fund

2.Comment.  The Fund defines large capitalization companies as those companies with a market capitalization of at least $3 billion.  Please provide a justification for using $3 billion as the floor for a large capitalization range.

Response.  The SEC staff provided the following guidance with respect to capitalization definitions in “Frequently Asked Questions about Rule 35d-1:”  “In developing a definition of the terms small-, mid-, or large-capitalization, registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.”

The Fund believes that its definition of large capitalization companies is consistent with the market capitalization range of a frequently used large capitalization company index and common usage of the term “large cap” in the fund industry.  The Fund’s definition of large cap companies is almost identical to the median capitalization of the Russell 1000 Index, a widely recognized large cap index.  The Russell 1000 Index is defined as an index that measures the performance of the large cap segment of the U.S. equity universe.  It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest companies based on a combination of their market cap and current index membership.  The Russell 1000 Index represents approximately 92% of the Russell 3000 Index, which in turn represents 98% of the investable U.S. equity market.  According to the Russell Website, the median capitalization of the companies in the index, as of May 31, 2009 (the latest reconstitution of the index) was approximately $3.38 billion and the smallest capitalization of the companies in the index was approximately $829 million.  The Fund’s $3 billion floor is well within the range of this “large cap” index.  In addition, as described below, many fund families define large capitalization companies with respect to the market capitalization range of a Russell 1000 Index and, therefore, these funds have a lower floor for the definition of large cap company than does the Fund.  For example, the following fund families include a definition of large cap companies that references the market capitalization range of a Russell 1000 Index:  Fidelity funds; Goldman Sachs funds; Legg Mason funds; Munder funds; Franklin Templeton funds; Evergreen Investment funds; and American Century Investment funds.

UBS Global (ex-US) Bond Relationship Fund

3.Comment.  The 80% policy adopted by the Fund, in order to comply with Rule 35d-1 of the 1940 Act, states that the Fund will invest 80% of its net assets in fixed income securities.  To be more consistent with Rule 35d-1, the Fund should reference “bonds” rather than “fixed income securities” in its 80% policy.

Response.  The requested change has been made.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
UBS Relationship Funds